                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-4294

                                                                                                                                                                      Michael_drayo@vanguard.com

November 18, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard STAR Funds; File No. 002-88373

Dear Mr. Sandoe,

The following responds to your comments of November 15, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 58 that was filed on September 27, 2010 pursuant to Rule 485(a).

Comment 1:  Developed Markets Index Fund; Total International Stock Index Fund–Prospectus: Fees and Expenses

Comment:       Delete footnote #1 to the fee table that describes the application of the redemption fee. Alternatively, provide this information in a parenthetical after “Redemption Fee” in the table.

Response:        Vanguard believes that footnote #1 provides important and material information to investors about each Fund’s redemption fee.  We believe that the information in footnote #1 could impact an investor’s investment decision.  In addition, moving such disclosure to a parenthetical will require systems changes that could be costly.   For these reasons, we will retain footnote #1.

Comment 2:   Developed Markets Index Fund– Prospectus: Fees and Expenses

Comment:       Delete Footnote #1 after Total Annual Operating Expenses as it does not have any corresponding disclosure.

Response:        We have deleted this footnote.

Comment 3:   Developed Markets Index Fund; Total International Stock Index Fund – Tax Information

Christian Sandoe, Esq.

November 17, 2010

Comment:       Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 4:   Developed Markets Index Fund; Total International Stock Index Fund – More on the Fund – Other Investment Policies and Risks

Comment:       The second paragraph under Other Investment Policies and Risks states that each Fund may invest to a limited extent in derivatives.  Is derivatives risk a principal risk of the Funds?  Consider the SEC’s July 30, 2010 letter to the Investment Company Institute and make any necessary disclosure changes.

Response:        Derivative risk is not a principal risk for the Funds.  We believe that our current disclosure is appropriate given the Funds’ level of derivatives use.  For these reasons, we will retain the disclosure.

Comment 5:   Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

Michael J. Drayo, Esq.

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